Exhibit 99.1

Steakholder Foods® Advances Commercialization Strategy Through New MoU with another client, Premazon

•   Expands Product Portfolio with Launch of New Plant-Based White Fish Kebabs

•   Expected to Generate Revenue and Enhance Operations, Supporting Steakholder Foods’ Plans for Market Expansion

Rehovot, Israel, July 23, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins production and 3D printing production technologies, today announced an agreement with Premazon, a renowned frozen foods manufacturer and institutional market distributor. This partnership will introduce a new line of plant-based fish products, developed with Steakholder Foods’ proprietary SH™ - Fish premix blend and made commercially available through Premazon’s manufacturing capabilities and distribution network. This collaboration represents a potential income-generating opportunity for Steakholder Foods, while also strengthening the Company’s operations and workflow. These enhancements position the Company favorably for future deals with global manufacturers as Steakholder Foods continues to expand its presence in the plant-based market.

Through this partnership, Premazon, known for its high-quality frozen food products, will integrate Steakholder Foods’ innovative SH™- Fish premix blend into a new plant-based white fish kebab line. This collaboration aims to provide consumers a sustainable and delicious alternative to traditional fish kebabs, that meets the highest standards of taste, texture, and nutrition. Premazon currently produces and distributes its products across Israel, selling into hotels, restaurants, catering services and other foodservice establishments. This agreement will leverage Premazon’s established distribution network, introducing the new line of plant-based white fish kebabs to these diverse channels in the Israeli market. The partnership is set to enhance Premazon’s product portfolio while tapping into the rapidly growing market for plant-based foods.

Arik Kaufman, CEO of Steakholder Foods, said: “This newest agreement is the next step, after Wyler Farms and Sherry Herring, in our commercialization strategy, which focuses on aligning with companies that can elevate Steakholder Foods’ profile and expand our product reach to new geographies and consumers. By leveraging Premazon’s manufacturing and distribution capabilities, we will not only broaden our market presence but also unlocking monetization opportunities that will drive our growth in the alternative protein sector.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

About Premazon

Premazon is a producer of frozen products that specializes in distributing products to the institutional market. The company produces “warm serve” products (baked or fried), with optimized nutritional values, less sodium, and less fat.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853